Exhibit 99.1

Swvl Launches its Regional Headquarters in Riyadh as Part of GCC Growth Strategy

DUBAI, United Arab Emirates, October 15, 2024 (GLOBE NEWSWIRE) – Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a leading provider of technology-driven mobility solutions for enterprises and governments, is excited to announce the launch of its regional headquarters (RHQ) in Riyadh, Saudi Arabia. This move is a key step in supporting the Company’s long-term growth and profitability plans in the Gulf Cooperation Council (GCC) by leveraging the program’s benefits and participating in government contract opportunities.

Swvl is thrilled to be part of Saudi Arabia’s Regional Headquarters (RHQ) Program, which aligns with Saudi Arabia’s Vision 2030 goals to diversify the economy and boost foreign investment. By establishing this RHQ in Riyadh, Swvl intends to leverage the program’s incentives to support its long-term expansion plans and fuel Swvl’s growth strategy across the region while contributing to Saudi Arabia’s ambitions of becoming a global business hub.

Swvl has been providing technology-driven mobility solutions in Saudi Arabia for the past four years, offering both fully managed and SaaS-based transportation services tailored to businesses’ needs across various industries. By leveraging advanced technology, Swvl enables businesses across the Kingdom to provide high-quality transportation for employees and staff while driving cost savings and operational efficiency. Saudi Arabia continues to be the fastest growth and most profitable market for Swvl.

“As we continue to grow in Saudi Arabia, we are excited to contribute to the Kingdom’s Vision 2030 and its ambitious digital transformation goals through strengthening our presence and our technology-driven mobility solutions across the region. We are proud to be at the forefront of reshaping the future of transportation in Saudi Arabia, creating more opportunities for businesses and communities alike.” – Mostafa Kandil, CEO of Swvl.

About Swvl

Swvl is a leading provider of technology-driven mobility solutions for enterprises and governments. Swvl’s technology enhances transit system efficiency to deliver safer, more reliable, and sustainable transportation solutions.

Forward-Looking Statements

This press release contains “forward-looking statements'' relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts. For example, Swvl is using forward looking statements when it discusses the potential benefits it expects to realize as part of the RHQ program, including that it intends to leverage the program’s incentives to support its long-term expansion plans and fuel Swvl’s growth strategy across the region. These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov, and in subsequent SEC filings.

Investor Contact

Investor.relations@swvl.com